ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2009

This annual information form (“AIF”) is as of March 30, 2010

ITEM 1. TABLE OF CONTENTS

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ITEM 2.       PRELIMINARY NOTES

Unless otherwise noted, Northern Dynasty Minerals Ltd. is solely responsible for the content of the disclosure set out herein.

This AIF will be incorporated into a filing with the United States Securities Exchange Commission under form 40F. It includes certain statements that may be deemed "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions, as well as those factors addressed in the “Risk Factors” section of this AIF. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Incorporation of Continuous Disclosure Documents by Reference

In this Annual Information Form (“AIF”), the “Company” or “Northern Dynasty” refers to Northern Dynasty Minerals Ltd. and all its subsidiaries and affiliated partnerships together unless the context states otherwise.

Incorporated by reference into this AIF are the comparative audited consolidated financial statements and Management’s Discussion and Analysis for Northern Dynasty for the fiscal year ended December 31, 2009 and 2008 together with the auditor’s report thereon. These documents are available for review on SEDAR at www.sedar.com. All financial information in this AIF is prepared in accordance with International Financial Reporting Standard (“IFRS”).

Documents incorporated by reference in this AIF include all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Northern Dynasty, and include a technical report prepared pursuant to NI 43-101 dated March 17, 2010, copies of which are available on request from the offices of Northern Dynasty or by downloading from the SEDAR website (indicated above).

Currency and Metric Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars. The rate of exchange on December 31, 2009, as reported by the Bank of Canada for the conversion of one Canadian dollar into one United States dollar (“U.S. dollar”), was 0.9515.

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The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of one Canadian dollar into U.S. dollars.

	Year Ended December 31
	2009	2008	2007
Rate at end of year	0.9515	0.8210	1.0088
Average rate for year	0.8760	0.9371	0.9311
High for year	0.9755	1.0009	1.0585
Low for year	0.7653	0.8100	0.8504

For ease of reference, the following factors for converting metric measurements into Imperial equivalents are as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

Glossary

In this AIF the following terms have the meanings set forth herein:

National Instrument NI 43-101	The Canadian securities rule which establishes disclosure standards for mineral projects by Canadian resource companies.

Composite Hydrothermal System	Created by hydrothermal process or processes in which there is evidence of more than one centre or source of hydrothermal fluids, and potentially more than one mineral deposit.

HDGI

Is a reference to Hunter Dickinson Group Inc. (now renamed 3537137 Canada Inc.) which is the related party corporation which originally held the options to the Pebble Project, and which was acquired by the Company to become a 100% subsidiary in fiscal 2006.

Hydrothermal Alteration

Alteration of rocks or minerals by the reaction of hot, or hydrothermal, water with pre-existing (or host) rocks or minerals. The products of this reaction may also be a hydrothermal mineral deposit, that is, gangue and ore minerals that have been deposited in fractures, faults, breccia openings, etc., by replacement or open-space filling from watery fluids of 50-700 degrees C temperature and of 1-3 kilobars pressure.

Induced Polarization (“IP”) Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity; IP detects both chargeable, pyrite-bearing rock and non- conductive rock that has a high content of quartz. It is commonly used to explore for mineralization associated with porphyry copper deposits.

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Mineral Symbols	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo - Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; S - Sulphur; Zn - Zinc.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this AIF adheres to the mineral resource and mineral reserve definitions and classification criteria developed by the Canadian Institute of Mining (“CIM”) 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (potential for economic viability) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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ITEM 3.     CORPORATE STRUCTURE

Northern Dynasty Minerals Ltd. is a mineral exploration company incorporated on May 11, 1983 pursuant to the Company Act of the Province of British Columbia (predecessor law to the British Columbia Corporations Act in force since 2004), under the name “Dynasty Resources Inc.”. On November 30, 1983 the Company changed its name to “Northern Dynasty Explorations Ltd.” and subsequently, on October 11, 1997, changed its name to Northern Dynasty Minerals Ltd. Northern Dynasty became a reporting company in the Province of British Columbia on April 10, 1984 and was listed on the Vancouver Stock Exchange (now the TSX Venture Exchange and herein generally “TSX Venture”) from 1984-1987, listed on the Toronto Stock Exchange from 1987-1993, and unlisted but still in good standing with all securities commissions from 1993 to 1994, and thereupon listed on TSX Venture from 1994 to October 30, 2007 when it began trading on the Toronto Stock Exchange (“TSX”). In November 2004, the common shares of Northern Dynasty were also listed on the American Stock Exchange (“AMEX”). AMEX was purchased by the New York Stock Exchange (“NYSE”) and the Company now trades on the NYSE Amex.

The head office of Northern Dynasty is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s legal registered office is in care of its Canadian attorneys, Lang Michener LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084

The Company’s Alaska mineral resource exploration business is operated through an Alaskan registered limited partnership, the Pebble Limited Partnership (the “Pebble Partnership”), in which the Company owns a 50% interest through an Alaskan general partnership, the Northern Dynasty Partnership. The business address of the Northern Dynasty Partnership is Suite 604, 3201 C Street, Anchorage Alaska USA, 99503.

In this AIF, a reference to the “Company” or “Northern Dynasty” includes a reference to its wholly-owned subsidiaries and consolidated interests, unless the context clearly indicates otherwise. Certain terms used herein are defined in the text and others are included in the glossary of this AIF.

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ITEM 4.     GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Northern Dynasty is a mineral exploration company focused on developing the Pebble Project, a copper-gold-molybdenum mineral project. The Pebble Project is located in Alaska, 19 miles (30 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

To December 31, 2009, approximately $452 million in exploration expenditures been spent on the Pebble Project. Of this amount, approximately $264 million (US$246 million) in funding has been provided to the Pebble Partnership by an affiliate of Anglo and expended from 2007 to 2009. Prior to the formation of the Pebble Partnership in 2007, Northern Dynasty had spent exploration expenditures on the Pebble Project of approximately $188 million and a further $106 million in acquisition costs.

Northern Dynasty does not have any operating revenue, although currently and historically it has had annual interest revenue as a consequence of investing surplus funds.

Significant Acquisitions, Dispositions and Group Reorganization

On July 26, 2007, the Company converted a wholly-owned general partnership formed in 2006 to hold its Pebble Property interests into the Pebble Limited Partnership (“Pebble Partnership”), so that an indirect wholly-owned subsidiary of Anglo could subscribe for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. The Pebble Partnership's assets include the shares of two Alaskan subsidiaries which hold registered title to the Pebble mining claims. To maintain its 50% interest in the Pebble Partnership, Anglo will be required to make staged cash investments into the Pebble Partnership aggregating to US$1.425 billion to US$1.5 billion.

The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project.

The Pebble Partnership agreement provides for equal project control rights for both partners, with no operator’s fees payable to either party (redacted versions of the Pebble Partnership documents are available for download at www.SEDAR.com). After Anglo’s staged contribution is completed, both partners will be equally responsible to fund the Pebble Partnership operations going forward.

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ITEM 5.     DESCRIPTION OF BUSINESS

The Pebble Project

The following is a description of the Pebble Project at December 31, 2009.

The Pebble Project is Subject to Alaska Laws

The Pebble Partnership is required to strictly comply with all Alaska statutes in connection with the Pebble Project. These statutes govern titles, operations, environmental, development, operating and generally all aspects of exploration and development of a mine in Alaska.

Alaska Statute 38.05.185 among others establish the rights to mining claims and mineral leases on lands owned by the State of Alaska and open to mineral entry. This group of statutes also covers annual labour, annual rental, and royalties.

Operations on claims or leases on state owned land must be permitted under a plan of operations as set out in 11 Alaska Administrative Code 86.800. This regulation generally provides that the State Division of Mining can be the lead agency in coordinating the comments of all agencies, which must consent to the issuance of a plan of operations, and sets the requirements for the approval of a plan of operations.

Environmental conditions are controlled by Alaska Statute 46.08 (which prohibits release of oil and hazardous substances), Alaska Statute 46.03.060 (which sets water quality standards), and Alaska Statute 46.14 (which sets air quality standards).

Historical Acquisition Agreements (2001-2006)

Pursuant to an Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc. (“HDGI”), a related party to the Company, the Company was assigned an 80% interest in two options, which had been granted by Teck Cominco American Incorporated (“Teck Cominco”) under a single agreement to HDGI in respect of Teck Cominco’s “Pebble” copper/gold/molybdenum mining claims in southwestern Alaska. One option granted the right to purchase 100% of the lands containing the then known mineralized resource at Pebble (the “Resource Lands Option”) and the second option granted the right to purchase a 50% interest in the lands surrounding the Resource Lands (the “Exploration Lands Option”) (together, the “Options”). HDGI was a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire HDGI’s remaining 20% contractual interests in these option agreements in consideration of the Company reimbursing HDGI’s costs of $584,655 in connection with the options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and agreeing to pay for HDGI’s 20% share of costs in respect to the Pebble property. The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried interests, by paying Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value of $11,788,621). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares (“NDM Resource Lands shares”) in a manner where Teck Cominco would be guaranteed the US$10 million in resale proceeds net of any excess or deficiency adjustments. The actual adjusted amount was US$9,938,600.

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Other interim option payments to Teck Cominco were made during 2001 to 2004, including US$250,000 in cash plus 500,000 two-year share purchase warrants (exercisable at $0.75) prior to December 31, 2001 and 500,000 shares and 500,000 two-year share purchase warrants (exercisable at $1.15) prior to March 31, 2002 and a further 500,000 shares and 250,000 warrants before December 31, 2002. Pursuant to an agreement to extend the deadline to purchase the Resource Lands from November 30, 2003 to November 30, 2004, an additional 200,000 shares were issued to Teck Cominco on December 19, 2002. On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9,938,600 in resale proceeds of the 1,772,775 shares. Under the agreement, the Company was to ensure proceeds totalling US$9,938,600 by May 22, 2006. The Company completed its commitment by managing the sale of 473,700 NDM Resource Lands shares for proceeds of US$2,039,902 in 2005 and managing the sale of 1,277,028 NDM Resource Lands shares for the balance in 2006. The remaining 22,047 unsold NDM Resource Lands shares relating to this acquisition were returned to the Company’s treasury.

At the time of the Company exercising the Resource Lands Option, the Company also exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest, by having completed 60,000 feet of drilling on the Exploration Lands prior to November 30, 2004. As a consequence of the Company exercising the Exploration Lands Option, Teck Cominco could elect to either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or to sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its remaining 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price as consideration for the required US$4 million payment but subject to Teck Cominco’s right until August 24, 2005, to elect to have the proceeds guaranteed.

Teck Cominco elected on July 18, 2005 to require the Company to manage the resale of these shares (“NDM Exploration Lands shares”) for the guaranteed US$4 million in resale proceeds by August 24, 2006. The Company completed its commitment to Teck Cominco in 2006 through the sale of 654,502 shares for proceeds of approximately US$4 million. The remaining 323,293 unsold NDM Exploration Lands shares were returned to the Company’s treasury.

In total, 345,340 unsold common shares of the Company at a value of $1,772,776 were returned to the treasury of the Company. As a consequence of the Company electing to exercise the Options, the Company was entitled under the Assignment Agreement with HDGI to elect to acquire HDGI’s 20% carried contractual interests in the Options for cash or share consideration equal to the independently appraised value of the carried interests.

On May 31, 2006, the Company acquired 100% of the outstanding common shares of HDGI for purchase price of 14,002,268 common shares of the Company. The agreed number of shares was based on negotiations between the Company, represented by a Special Committee of the Board of Directors, and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd in March 2005. Both parties agreed to a valuation of $6.37 per share, based upon the issuance of 14,002,268 common shares, as representing the fair value of the 20% carried contractual interest. The valuation report was publicly filed on SEDAR at www.sedar.com. The TSX Venture Exchange and the NYSE Amex accepted the acquisition transaction. Upon completion of the acquisition of HDGI, the Company, through two 100% owned Alaska subsidiaries, owned 100% of the Pebble Project (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property). From September 30, 2006 the Pebble Project interests were held by a general partnership consisting of HDGI and the Company which partnership held the claims through two Alaskan subsidiary nominee title companies.

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2006 Equity Purchase by Rio Tinto Affiliate

In 2006, the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”) for $10.00 per share for proceeds of approximately $87 million. Kennecott received a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reaches 19.9% of the Company’s outstanding share capital. In January 2007, Northern Dynasty was advised by Galahad Gold plc (“Galahad”), a significant shareholder of the Company that QIT-Fer Et Titane Inc., an affiliate of Rio Tinto, agreed to purchase 9.4 million shares of Northern Dynasty from Galahad at a price of $10 per share. The share purchase, which closed February 1, 2007, increased Rio Tinto’s indirect ownership in Northern Dynasty to approximately 19.79% at the time. Currently, the holding represents approximately 19.4% .

Limited Partnership with Anglo American

On July 26, 2007, the Company converted the wholly-owned general partnership formed in 2006 to hold its Pebble Property interests into the Pebble Partnership, so that an indirect wholly-owned subsidiary of Anglo could subscribe for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. The Pebble Partnership's assets include the shares of two Alaska subsidiaries which hold registered title to the claims. To maintain its 50% interest in the Pebble Partnership, Anglo will be required to make staged cash investments into the Pebble Partnership, aggregating US$1.425 billion to US$1.5 billion, as described below. The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project.

Anglo’s staged investment requirements include an initial minimum expenditure of US$125 million. This investment funded expenditures on the project approved by the Board of the general partner (Pebble Mines Corp.), with the goal of producing a prefeasibility study. After approval of a prefeasibility study, Anglo is required, in order to retain its 50% interest in the Pebble Partnership, to elect to commit to further expenditures which bring its total investment to US$450 million which amount is to be expended towards producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. The final feasibility study may require more than the cumulative US$450 million of expenditures. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo is required to commit to the remainder of the total investment of US$1.425 billion in order to retain its interest in the Pebble Partnership. If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases from US$1.425 billion to US$1.5 billion. Following completion of the Anglo required expenditures, any further expenditure will be funded by Anglo and Northern Dynasty on a 50:50 basis (subject to dilution for non-contribution). The Pebble Partnership agreement provides for equal project control rights with no operator’s fees payable to either party. Anglo’s cash contributions to the Pebble Partnership from August 1, 2007 to December 31, 2009 amounted to $264 million (US$246 million). Under the Pebble Partnership Agreement and applicable tax regulations, neither the Company nor its affiliated general partnership will be entitled to the benefits for tax purposes of the expenditures incurred by the Pebble Partnership from Anglo’s investment, as these benefits accrue exclusively to Anglo under the Pebble Partnership Agreement and applicable tax regulations.

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Location, Access and Property Description

The Pebble Project is located in southwest Alaska. It is approximately 200 mi (320 km) southwest of Anchorage and 19 mi (30 km) northwest of the village of Iliamna (Figure 1).

Access to the Pebble Project is via fixed wing aircraft to Iliamna. Iliamna has a state-operated airport with two 5,500 ft (1,700 m) paved runways. It is serviced by several passenger and cargo flights daily from Anchorage, using Convair, Hercules and DC-6 aircraft, as well as smaller charter aircraft. Current access from Iliamna to the property is by helicopter.

The Pebble Project is located 65 mi (105 km) from tidewater. Access to the coast from Lake Iliamna is provided by a 19 mi (30 km), state-maintained road, which extends from Pile Bay at the eastern end of Lake Iliamna to Williamsport near Iniskin Bay on Cook Inlet. Bulk fuel and heavy freight can also be barged in during the summer months to Lake Iliamna via the Kvichak River. There is currently no road from Iliamna northwest to the Pebble Project.

The property forms a continuous block consisting of 1,449 located Alaska State mineral claims totalling 118,960 acres (48,141 hectares). The Partnership obtained all of the permits necessary to carry out its 2009 program and has applied for permits to allow its currently proposed exploration work.

Figure 1 Location

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Topography and Climate

The climate of the Iliamna area is similar to Anchorage with summer daytime high temperatures ranging from 10 to 17 degrees Celsius, and low temperatures varying from -10 to -13 degrees Celsius from December to March. Average annual precipitation is 69 cm. The climate, although periodically harsh, is sufficiently moderate to allow a well-planned mineral exploration program to be conducted year-round.

The Pebble Project lies within an area of rolling hills and low mountains. Valley bottoms are at elevations of 820 ft (250 m) above sea level. The highest point on the property is Kaskanak Peak, at an elevation of 2,760 ft (841 m). The Pebble West and Pebble East mineralized deposits (hereafter the “Pebble West Zone” and the “Pebble East Zone”, respectively) are situated at the 1,065 ft (325 m) elevation. Vegetation consists of sparse patches of alder trees separated by expanses of tundra and grass. The area was recently glaciated and glacial soil deposits and hummocky terrain abound. There are streams and small, shallow ponds in the vicinity of the project, which provide water for exploration drilling.

History

From the mid 1980s to 1994, Teck Cominco conducted exploration in the Pebble region, including prospecting, geological mapping, geochemical sampling, geophysical surveys and drilling of what is now known as the Pebble West Zone and adjacent areas. The Pebble West discovery outcrop was identified in 1987, but the potential of the system was not fully realized until after an Induced Polarization (IP) geophysical survey was completed in 1989. Although limited in scope, the IP survey at Pebble displayed a response characteristic of a large porphyry-copper system. This interpretation was validated through subsequent drilling by Teck Cominco that intercepted significant intervals of porphyry-style copper, gold and molybdenum mineralization. Engineering and metallurgical studies were carried out concurrently with drilling from 1991-1994. HDGI entered into options agreements with Teck Cominco to acquire the Pebble Project in November 2001.

In 2001, HDGI staked the additional claims to cover ground where Teck Cominco had detected a multi-element, soil-geochemical and geophysical (high IP chargeability) anomalies on two, widely spaced, reconnaissance lines. HDGI collected and analyzed 601 soil samples and did 30-line km of IP/resistivity surveying.

Property Geology

The Pebble property encompasses the eastern and southern margins of the approximately 200 square km in size, Late Cretaceous (89.7 Ma) in age, tonalite-granodiorite Kaskanak Batholith (medium to coarse grained igneous rocks of intermediate composition, covering a large area), and the adjacent Jurassic-Cretaceous sedimentary and interbedded volcanic rocks that the batholith had intruded. On the east side of the batholith, a northeast-trending structural corridor is marked by a linear cluster of multi-phased, compositionally and texturally variable, irregular stocks, sills, dikes and breccia bodies (igneous bodies that are relatively small and circular, flat-lying, linear and structurally shattered, respectively) that are associated with and were formed slightly earlier than the batholith. Numerous copper-gold mineral occurrences, including the large Pebble copper-gold-molybdenum deposit and the Thirty-Eight porphyry copper-gold-molybdenum deposit, are related to this diverse group of intrusions (coarse grained igneous rocks).

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The Pebble West Zone is a calc-alkalic porphyry (hosted by igneous rocks with quartz and potassium feldspar), encompassing four small granodiorite-quartz monzodiorite (coarse grained igneous rocks of intermediate composition) stocks and related sill-like intrusions. These stocks intrude folded and previously hornfelsed (metamorphosed) volcaniclastic (eroded and re-deposited volcanic rocks) sedimentary rocks that host earlier diorite sill-like intrusions, and later intrusion breccias (composed of angular fragments of intrusive rocks in crystalline matrix).

The Pebble East Zone, discovered in 2005, occurs in a large mineralized intrusion and adjacent volcaniclastic sedimentary rocks under a cover of younger and unmineralized rocks.

Exploration

During 2002, Northern Dynasty drilled 68 holes totaling 37,327 ft (11,350 m) exploring for additional porphyry deposits. Four new mineral zones were discovered. One of these, the 38 Zone, is a till-covered copper-gold porphyry deposit located 12 km south-southwest of the Pebble West Zone. In addition, some 86% of Teck Cominco’s drill core from the Pebble West Zone was relogged and a sectional geological model was completed. Based on this model, the Pebble West resource was estimated. Surface work included an 18.5 -line-km ground magnetometer survey; a 328-sample soil geochemical survey and a few man-days of geological traverses.

An initial, independent mineral resource estimate was completed in early 2003; the inferred resources in the Pebble West Zone were 1.0 billion tonnes grading 0.30% copper, 0.40 g/t gold, and 0.015% molybdenum (0.61% copper-equivalent) above a cut-off grade of 0.30% copper-equivalent, including 271 million tonnes of 0.43% copper, 0.59 g/t gold, and 0.018% molybdenum (0.86% copper equivalent) above a cut-off grade of 0.70% copper equivalent.

In 2003, Northern Dynasty drilled 58 holes totaling 64,730 ft (19,730 m) to define higher-grade portions in the Pebble West Zone and 9 holes totaling 6,520 ft (1,990 m) to test four other prospective zones on the Property, as well as limited surface exploration. The 2003 drilling continued to indicate the presence of substantial porphyry mineralization at the 38 Deposit. Drilling at the 37 Skarn Deposit intersected moderate gold and copper values; further work is necessary to fully determine the potential of the skarn mineralization. A new independent estimate of the Pebble West Zone was done in February 2004 and, in November 2004 a preliminary economic assessment was done based on this estimate to guide ongoing engineering work.

The 2004 site program involved collection of engineering, environmental and socioeconomic data for mine planning studies. The program encompassed approximately 130,000 ft (40,000 m) of drilling, including holes to establish measured and indicated resources in the Pebble West Zone and others to collect geotechnical, metallurgical and hydrological data to use for mine planning. Some exploratory drilling for new zones and targets was also done, enabling the Company to complete the 60,000 ft of drilling required to exercise its option on the Exploration Lands.

In 2005, Northern Dynasty completed surface mapping (scale 1:10,000) of the Exploration Lands and drilled 128,970 ft of core in the Pebble Resource Lands and 33,531 ft of core in the Exploration Lands (23,540 ft in 15 holes adjacent to the Pebble Resource Lands, 9,112 ft in 53 engineering holes, and 879 feet in one hole on the Exploration Lands). A significant, new porphyry centre was discovered on the eastern side of the Pebble West Zone beneath a cover of Tertiary rocks; further drilling expanded and deepened the new Pebble East Zone.

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In 2006, Northern Dynasty drilled 73,700 ft (22,460 m) of core in 19 exploration holes and 3,200 ft (975 m) of core in 11 geotechnical holes in the Pebble East Zone. Fourteen percussion holes were also drilled for groundwater studies. Exploration drilling expanded the deposit to a north-south strike length exceeding 7,000 ft (2,100 m), and over a width exceeding 4,000 ft (1,220 m); intersected grades consistently exceeded 1% copper equivalent. The engineering effort was focused on collection of data to support the preparation of an integrated development plan with Pebble West, and included geotechnical evaluations of potential tailings storage sites; analysis of power supply options; collection of geotechnical and hydrogeological data to support design of a potential underground mine as well as initial evaluation of bulk underground mining options for Pebble East; initial scoping-level metallurgy on Pebble East and collection of samples for a metallurgy program in 2007.

In 2007, drilling continued at Pebble East: 151,500 ft (46,115 m) of delineation drilling in 34 holes extended the zone the northeast, northwest, south and southeast, but it remained open in these directions and also to the east in the East Graben. An updated estimate of the Pebble East Zone indicated that the inferred Mineral Resources had increased by 14%. Engineering work was focused on collection of additional site and underground geotechnical data to support ongoing mine design work; completion of metallurgical testwork on Pebble East to optimize conventional processing systems and designs; continuation of assessments of the major infrastructure elements (access road, port and power) to establish the optimum alternatives and designs, and consideration of potential project mine plans for a prefeasibility study. Engineering and environmental drilling included 10,170 ft (3,100 m) in 9 metallurgical holes in Pebble West, and 4,270 ft (1,300 m) in 26 engineering holes and 1,800 ft (560 m) in 47 percussion holes for monitoring wells across the district.

In 2008, the Partnership completed a major drilling program designed to continue delineation of a portion of the Pebble East Zone, obtain metallurgical samples in the Pebble West Zone, and obtain engineering data in areas of potential infrastructure across the district for prefeasibility studies. Approximately 179,000 ft (54,650 m) of core drilling was completed, including delineation and infill holes, holes to obtain material for metallurgical and comminution testwork; engineering and hydrology drilling to obtain geotechnical information in areas of possible infrastructure development, sample and monitor ground water, and determine the underlying bedrock type. An estimate of the overall mineral resources within the Pebble Deposit was completed.

2009 Program

Exploration and Resource Drilling

The 2009 drilling program included condemnation drilling in the area of site facilities for completion of prefeasibility mine planning and exploration drilling outside of the main Pebble resource area. Drilling was completed in two phases that took place during the periods of May to June and August to October. Approximately 34,940 feet was completed in 36 holes.

Engineering

The 2009 engineering program was designed to assess a range of options to optimize the project scale, including trade-off studies of major project components; metallurgical studies to determine the optimal conventional processing systems and designs; and evaluations of the major infrastructure elements to identify the optimum alternatives and designs for these project components.

– 16 –	Annual Information Form

Metallurgy

In 2009, work was focused on assessing the Pebble West supergene zone and advancing variability testwork for the entire deposit. Following detailed copper speciation analyses in 2007 and early 2008, the relative metallurgical responses of the various types of mineralization throughout the deposit were tested. Additional analysis to clarify the supergene metallurgy commenced in conjunction with an on-going geo-metallurgical program on material from both Pebble East and Pebble West areas, which will be used to refine the metallurgical flowsheet for the completion of the prefeasibility study.

Infrastructure

A base case for project infrastructure has been developed in conjunction with the ongoing prefeasibility study program. Infrastructure for the project includes port, road, and power options that will be necessary to support future mine operations. Alternatives were developed and assessed in 2008 and reviewed in 2009 to identify the optimal infrastructure plans and to determine any opportunities for cost savings and improvements to the time table for development.

Environmental and Socioeconomic Studies

Comprehensive environmental and socioeconomic baseline study programs are ongoing, with the objectives of collecting data in the Pebble East area and comparing annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications in future years. The primary focus areas were hydrology, water quality and fish resources.

The Environmental Baseline Document (EBD) remains on schedule to be finalized in late 2010. This document will be submitted with permit applications once mine engineering and a proposed development plan is completed. The EBD will present information and analysis on baseline physical, biological and social conditions based upon ongoing data collection by the Pebble Partnership’s environmental study team since 2004. Its purpose is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area.

Cultural Studies

Archaeological studies have been carried out on all areas that might be disturbed by the project, with the exception of possible road and port locations. Examination of the road and port sites are not expected until 2010, once a decision is made regarding the exact location of these project features.

Community Engagement

An active program of stakeholder outreach continued in 2009, including community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in Alaska. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns, and to educate participants about modern mining practices.

The Keystone Center, a non-profit organization that specializes in developing stakeholder dialogue processes, has initiated an independent dialogue process around the Pebble Project. The 2009 program included the recruitment of independent technical and scientific experts to review the Pebble Partnership’s work and serve as a credible and objective arbiter for project stakeholders.

– 17 –	Annual Information Form

The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships, including:

1.

The Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – a five-year, US$5 million endowment, established in February 2008, to enhance the health and sustainability of regional fisheries and the communities they support. An advisory board of citizens representing communities from throughout Bristol Bay developed the grant criteria and awards Pebble Fund grants. Approximately US$1.6 million was dispensed in 2009.

2.

The Pebble Project Pre-Permitting Environmental & Socio-Economic Data Release Series is a voluntary initiative to share the preliminary findings of the comprehensive environmental study program with project stakeholders prior to the beginning of project permitting. In 2009, the Pebble Partnership issued 7 data reports, namely: trace elements (vegetation, fish, mammal and mussel tissue); aquatic macroinvertebrates and periphyton; marine nearshore habitats; marine nearshore fish and benthic invertebrates; noise; Lake Iliamna Studies; and Visual Resources.

Workforce development initiatives included additional training in the areas of equipment operations, health, safety and environment. Working with the U.S. and Alaska Departments of Labour, the Pebble Partnership has established the first-ever registered apprenticeship training program to help local drill helpers become certified drillers. The Company is also investing in programs to train local workers to become environmental technicians, emergency medical technicians and bear guards. College scholarship programs for Bristol Bay high school students also continued in 2009.

Sampling, Analysis, Security and Quality Assurance/Quality Control Procedures

For all the Pebble Partnership drilling programs, core is boxed at the drill rig and transported daily by helicopter to the secure core logging facility in Iliamna, Alaska, where it is geologically logged and digital photographs of each box of core taken prior to sampling. These images are archived on electronic data storage disk, and provide an indication and record of the core recovery and rock quality. Sampling is performed by mechanically splitting the core in half lengthwise. The remaining half core is returned to the core boxes and is stored at a secure Iliamna facility. Samples are placed in bags and stored in a locked aircraft hangar prior to shipping via twice-weekly scheduled air service to Anchorage. From Anchorage, the samples are taken by commercial surface transport to sample preparation laboratories in Fairbanks, Alaska.

Drilling, sampling and QAQC are supervised by qualified persons employed by the Pebble Partnership. Core samples are logged and identified in the field with consecutively numbered sample tags, on which the analytical QAQC designations for standards and duplicates are pre-marked.

Sampling and analytical procedures at Pebble prior to 2009 are described in the 2008 technical report. Procedures in 2009 are shown in the flow chart below:

– 18 –	Annual Information Form

9000 Series Holes are PQ 8.5 cm HQ 6.35 cm and NQ 4.76 cm in diameter
Core Sample +/- 3.1 m Length
Cretaceous sections of drill holes
DRILLING: by American Recon Drilling, Samples Transported by Helicopter from Drill Site to Iliamna Lake
Core Photography
Photographs Archived on CD
LOGGING: Logged and Sampled at Iliamna Lake
Core Sawn in Half
Stored at Iliamna Lake, AK
½ Core Remainder
½ Core Original Split
SHIPPING: ½ Core Samples Transported by Air Charter to Anchorage AK then by Commercial Surface Freight to Fairbanks AK
Coarse Blank
Granite
Inserted 2 to 8 per Drill Hole e.g.105151
Entire Sample Dried, Crushed to 70% < 2 mm (10 mesh)
QAQC OVERVIEW: Results Monitored by Nicholson Analytical Consultants Ltd.
+/-12 kg. HQ Core Sample
+/-7 kg. Coarse Sample e.g. 105172
Inter-Laboratory Duplicate 1 in 20 Regular Samples
+/-6 kg. Coarse Reject
Stored at Delta Junction, AK
SAMPLE PREPARATION: Regaular Samples Prepared at ALS Chemex, Fairbanks AK, Duplicate Samples Pulverized at Acme Analytical Vancouver BC
Pulverize 750 g to 95% < 75 micron (200 mesh)
+/-700 g Pulp Reject
+/-750 g Regular Pulp e.g.105172
+/-750 g Duplicate Pulp e.g. 105181
SHIPPING: Sample Splits Transported by Air Freight from Fairbanks AK to Vancouver BC
Stored at HDI Warehouse Port Kells BC
Blind Standards Inserted 1 in 20 Regular Samples
Cu-Au, Cu-Au-Mo & Mo Standards
Certified Reference Materials
Au, Pt, Pd Assay ,48 Element ICP ALS Chemex
Au, Pt, Pd Assay & 22 Element ICP Acme
ANALYSIS: at ALS Chemex N. Vancouver BC Au, Pt, Pd by 30g Fire Assay ICP finish, 25 Elements, Including Cu, Mo by 4 Acid Digest ICP-AES finish, 48 Elements by 4 Acid Digest ICP-MS finish..

– 19 –	Annual Information Form

Mineralization

Mineralization in the Pebble East and Pebble West areas precipitated during formation of early K-silicate alteration and associated quartz-sulphide veins; additional gold-copper mineralization precipitated in the eastern part of Pebble East during a structurally-controlled overprint by advanced argillic alteration. Mineralization is dominated by hypogene pyrite, chalcopyrite and molybdenite; bornite is an important component in some parts of the Pebble East Zone. The Pebble West Zone contains irregularly distributed, mostly thin, volumetrically subordinate zones of supergene mineralization and a very minor zone of oxide mineralization; the Pebble East Zone contains only hypogene mineralization.

Copper-gold-molybdenum mineralization, as currently known, extends over an east-elongated area of 4.9 by 3.3 km (2.8 by 1.9 mi), and to a depth of 610 m (2,000 ft) in the Pebble West area and to at least 1,525 m (5000 ft) in the Pebble East area. Mineralization in the Pebble East area remains open to the east, north and south. A much larger zone of strong alteration and low-grade mineralization extends north, south and west of the known Pebble deposit.

Estimates of Mineralization

The January 2010 updated mineral resources estimate for the Pebble deposit is based on 509 core holes, including 37 new holes drilled since mid-2008. The estimate was prepared for the Pebble Partnership by David Gaunt, P.Geo., a qualified person as defined under 43-101 who is not independent of Northern Dynasty. A technical report has been filed on www.sedar.com.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms, “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

MEASURED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ%	Copper B lb	Gold M oz	Mo B lb
0.30	527,000,000	0.33	0.35	178	0.65	3.8	5.9	0.21
0.40	508,000,000	0.34	0.36	180	0.66	3.8	5.9	0.20
0.60	277,000,000	0.40	0.42	203	0.77	2.4	3.7	0.12
1.00	27,000,000	0.62	0.62	301	1.16	0.4	0.5	0.02

INDICATED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ%	Copper B lb	Gold M oz	Mo B lb
0.30	5,414,000,000	0.43	0.35	257	0.80	51.3	60.9	3.07
0.40	4,891,000,000	0.46	0.36	268	0.85	49.6	56.6	2.89
0.60	3,391,000,000	0.56	0.41	301	1.00	41.9	44.7	2.25
1.00	1,422,000,000	0.77	0.51	342	1.30	24.1	23.3	1.07

– 20 –	Annual Information Form

MEASURED + INDICATED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ %	Copper B lb	Gold M oz	Mo B lb
0.30	5,942,000,000	0.42	0.35	250	0.78	55.0	66.9	3.28
0.40	5,399,000,000	0.45	0.36	260	0.83	53.6	62.5	3.09
0.60	3,668,000,000	0.55	0.41	293	0.98	44.5	48.3	2.37
1.00	1,449,000,000	0.76	0.52	341	1.29	24.3	24.2	1.09

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term “inferred mineral resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

INFERRED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ %	Copper B lb	Gold M oz	Mo B lb
0.30	4,835,000,000	0.24	0.26	215	0.53	25.6	40.4	2.29
0.40	2,845,000,000	0.32	0.30	259	0.66	20.1	27.4	1.62
0.60	1,322,000,000	0.48	0.37	289	0.89	14.0	15.7	0.84
1.00	353,000,000	0.69	0.45	379	1.20	5.4	5.1	0.29

Note 1

Copper equivalent calculations used metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area. Recovery values reflect average results of metallurgical testwork completed to date and are subject to revision pending ongoing metallurgical studies. Revenue is calculated for each metal based on grades, recoveries and selected metal prices: accumulated revenues are then divided by the revenue at 1% copper. Recoveries for gold and molybdenum are normalized to the copper recovery as show below:

CuEQ (Pebble West) = Cu % + (Au g/t x 69.6%/85% x 29.00/40.79) + (Mo % x 77.8%/85% x 275.58/40.79)
CuEQ (Pebble East) = Cu% + (Au g/t x 76.8%/89.3% x 29.00/40.79) + (Mo % x 83.7%/89.3% x 275.58/40.79)

Note 2

By prescribed definition, “Mineral Resources” do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The mineral resources fall within a volume or shell defined by long-term metal price estimates of US$2.50/lb for copper, US$900/oz for gold and US$25/lb for molybdenum.

Note 3

For bulk underground mining, cut-offs such as 0.60% CuEQ, are typically used for porphyry deposit bulk underground mining operations at copper porphyry deposits located around the world. A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas.

Note 4	All mineral resource estimates, cut-offs and metallurgical recoveries are subject to a feasibility study.

Cut-off information:

Pebble West (Open Pit scenario) as used in the November 2004 Preliminary Assessment

Breakeven operating costs:

Mining	$0.87/tonne mined
Processing	$2.51/tonne mineralization
G&A, Maintenence, Environmental etc	$0.79/tonne mineralization
OPERATING COST	$4.17/tonne mineralization
Realization Costs (~$165/t conc)	$1.65/tonne mineralization
TOTAL OPERATING COST	$5.82/tonne mineralization

– 21–	Annual Information Form

The CuEQ grade for resource estimation represents the equivalent amount of copper in the ground, irrespective of the metallurgical recoveries of the component metals utilized in the calculation. The following is the suggested copper equivalent calculation for the open pit scenario for Pebble West:

CuEQ% = Cu% + (Au g/t * Au$/g / Cu$/%) + (Mo% * Mo$/% / Cu$/%)
where:       Cu$/% = $1.00*22.046 = $22.06
                  Au$/g = $400/31.1035 = $12.86
                  Mo$/% = $6.00*22.046 = $132.28

Note that the above simple CuEQ calculation is intended for resource estimations only. Mine planning and reserve estimates will be based on Net Smelter Return (NSR) values for the metals rather than metal price. The breakeven cut-off grade (BEGrade), be it copper or copper equivalent, must equate to an NSR that meets (or exceeds) the operating cost. As can be seen from the equation below, the cut-off grade for which the recovered value matches the operating + realization costs of $5.82/tonne is 0.30% Cu.

BEGrade * Recovery * lbs/tonne * copper price = operating cost
BEGrade = 5.82 / (0.88 * 22.046 * 1.00)
BEGrade = 0.29% Cu

The above operating costs and economic analysis were derived from the preliminary economic assessment on the Pebble West Zone. The preliminary economic assessment was based, in part, on inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves; therefore, there is no certainty that the results predicted by the preliminary economic assessment will be realized. Investors are cautioned that the United States Securities and Exchange Commission does not permit U.S. mining companies to disclose economic results from a preliminary economic assessment based on inferred resources.

Pebble East (Underground Bulk Mining Scenario)

Replacing the mining cost above for open pit ($0.87/tonne mined) with costs that have been quoted by companies with block caving experience ($2.50/tonne mined), then the total costs (including realization costs) are $7.45/tonne, giving a value of 0.4% CuEQ. A more conservative value is 0.6% CuEQ.

Plans for 2010

Approved budget expenditures for the US$72.9 million program at the Pebble Project in 2010 include:

  an engineering program to finalize a Prefeasibility Study and prepare for project permitting in 2011;

  an environmental and socioeconomic study program to continue baseline data collection in key areas (e.g. hydrology, water quality, fish resources) and to complete an Environmental Baseline Document in preparation for project permitting;

  a geology and site investigation program headquartered in Iliamna, Alaska to undertake ongoing exploration drilling, and support engineering and environmental studies;

  a public affairs program to engage project stakeholders and local communities, and advance key initiatives in the areas of workforce development, business development and public consultation; and

  corporate and administrative costs.

– 22–	Annual Information Form

Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of the entire investment. The risks associated with Northern Dynasty’s business include:

The Pebble Partnership’s mineral property interests do not contain any ore reserves or any known body of economic mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”. Engineering, socioeconomic and environmental studies are ongoing. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures incurred on the Pebble Project do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Northern Dynasty stock negatively impacted.

Mineral Resources disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are estimates only

Northern Dynasty has included mineral resource estimates that have been made in accordance with National Instrument 43-101. These resources estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Northern Dynasty advises investors that while these terms are mandated by Canadian securities administrators, the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as “measured resources” or “indicated resources” will ever be converted into ore reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining.

– 23 –	Annual Information Form

Northern Dynasty has no history of earnings and no foreseeable earnings, and may never achieve profitability or pay dividends.

Northern Dynasty has a long history of losses and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings as its mineral properties are in the exploration stage. If the Pebble Project is successfully developed, Northern Dynasty anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Northern Dynasty does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Northern Dynasty’s board of directors, which will take into account many factors including Northern Dynasty’s operating results, financial conditions and anticipated cash needs. For these reasons, Northern Dynasty may never achieve profitability or pay dividends.

Northern Dynasty’s consolidated financial statements have been prepared assuming Northern Dynasty will continue on a going concern basis

Northern Dynasty’s consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At December 31, 2009, Northern Dynasty had working capital of approximately $45 million, which is sufficient to fund its operations in fiscal 2010. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to finance the completion of the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis which would likely differ significantly from their going concern assumption carrying values.

As the Pebble Project is Northern Dynasty’s principal mineral property interest, the failure to establish that the Pebble Project possesses commercially viable and legally mineable deposits of ore will cause a significant decline in the trading price of Northern Dynasty’s common shares and reduce its ability to obtain new financing.

The Pebble Project is, through the Pebble Partnership, Northern Dynasty’s principal mineral property interest. Northern Dynasty’s principal business objective is to carry out further exploration activities to establish whether the Pebble Project possess commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would result in a significant decline in the trading price of Northern Dynasty’s common shares. Although Anglo was only committed to fund the Pebble Partnership for US$125 million (completed as of 2008) to be expended towards a prefeasibility study, Anglo is required to continue funding additional expenditures approved by the board of the general partner to maintain its interest in the Pebble Partnership. There is no certainty that Anglo will continue funding the Pebble Partnership if Anglo is not satisfied with the outlook for the Pebble Project, economically or politically. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

– 24 –	Annual Information Form

The Pebble Project, like many major mining projects, has opponents. The opponents of the Pebble Project are well organized and are trying to bring public and political pressure against the Pebble Project. If successful, the opponents could delay or prevent the development of the Pebble Project even if it is found to be economically viable and technically legally permittable.

If prices for copper, gold and molybdenum decline, Northern Dynasty may not be able to raise the additional financing required to fund its portion of expenditures for the Pebble Project.

The ability of Northern Dynasty to raise financing to fund its part of the exploration activities and, if warranted, development of the Pebble Project, will be significantly affected by changes in the market price of the metals it mines or for which it explores. The prices of copper, gold and molybdenum are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold and molybdenum have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold and molybdenum, with the result that Northern Dynasty may not have sufficient financing with which to funds its exploration activities

Northern Dynasty competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with environmental requirements will take large resources and changes to these requirements could significantly increase the costs developing the Pebble Project and could delay these activities.

The Pebble Partnership and Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

– 25 –	Annual Information Form

Changes in government regulations and the presence of unknown environmental hazards on Northern Dynasty’s mineral properties may result in significant unanticipated compliance and reclamation costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

Northern Dynasty is subject to many risks that are not insurable and, as a result, Northern Dynasty will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

The market price of Northern Dynasty’s common shares is subject to high volatility and could cause investor loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Northern Dynasty shares.

– 26 –	Annual Information Form

If Northern Dynasty loses the services of the key personnel that it engages to undertake its activities, then Northern Dynasty’s plan of operations may be delayed or be more expensive to undertake than anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Services Inc (“HDSI”). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities; however the Company does not have the right to require HDSI to bring to the Company all corporate opportunities that come to HDSI's attention.

ITEM 6.     DIVIDENDS

The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

ITEM 7.     DESCRIPTION OF CAPITAL STRUCTURE

Northern Dynasty’s share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 93,173,976 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2009. As of March 25, 2010, there were 93,730,366 common shares issued and outstanding as fully paid and non-assessable. The accompanying audited consolidated financial statements provide share issuances effected by Northern Dynasty and the total issue price for shares since January 1, 2008.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Northern Dynasty rank pari passu (i.e. equally) for voting and the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the ownership of securities of Northern Dynasty.

Northern Dynasty’s securities have not received any ratings from any rating organization.

– 27–	Annual Information Form

ITEM 8.     MARKET FOR SECURITIES

The following table shows the progression in high and low trading prices of the common shares of Northern Dynasty on the Toronto Stock Exchange (“TSX”) and NYSE Amex for the periods listed.

	Toronto Stock Exchange			NYSE Amex
			Average			Average
			Daily			Daily
	High	Low	Trading	High	Low	Trading
	(Cdn$)	(Cdn$)	Volume	(US$)	(US$)	Volume
Monthly
December 2009	9.15	7.85	109,800	8.74	7.54	351,800
November 2009	8.28	6.98	95,900	7.93	6.45	292,100
October 2009	8.15	6.86	105,900	7.95	6.34	300,800
September 2009	8.31	6.80	103,900	7.75	6.14	353,100
August 2009	8.10	6.25	82,300	7.70	5.58	265,000
July 2009	8.24	6.57	82,100	7.60	5.63	286,100
June 2009	9.60	7.75	109,500	8.89	6.77	371,800
May 2009	9.42	7.05	153,400	8.45	6.00	478,700
April 2009	9.00	7.08	205,800	7.29	5.71	379,400
March 2009	9.49	5.20	298,600	7.74	4.03	568,900
February 2009	6.64	4.78	220,100	5.43	3.85	306,600
January 2009	5.26	4.23	116,100	4.42	3.35	186,800

Northern Dynasty share trading information is also available through free internet search services (for example, refer to www.yahoo.com, enter NDM.TO (for TSX) or NAK (for NYSE Amex))

ITEM 9.      ESCROWED SECURITIES

There are no shares of Northern Dynasty held in escrow.

– 28–	Annual Information Form

ITEM 10.    DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Northern Dynasty are presented in the table below. Except where indicated, each director and senior officer of Northern Dynasty has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years. The number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 29, 2010.

Name, Position and Country of Residence	Period a Director of Northern Dynasty	Securities Beneficially Owned or Controlled (11)
David J. Copeland Director Vancouver, British Columbia	Since June 1996	2,056,783 Common Shares 220,000 Options (1)
Scott D. Cousens Director Vancouver, British Columbia	Since June 1996	1,137,433 Common Shares 220,000 Options (1)
Robert A. Dickinson Chairman of the Board and Director Lions Bay, British Columbia	Since June 1995	3,420,083 Common Shares(10) 309,000 Options (2)
David Elliott Director Vancouver, British Columbia	Since July 2004	13,000 Common Shares 240,000 Options (1)(3)
Gordon J. Fretwell Director West Vancouver, British Columbia	Since July 2004	Nil Common Shares 167,000 Options (9)
Russell E. Hallbauer Director West Vancouver, British Columbia	Since April 2008	86,300 Common Shares 157,500 Options (3)(4)
Wayne Kirk Director Orcas Island, Washington	Since July 2004	20,000 Common Shares 310,000 Options (5)
Stephen Scott Director West Vancouver, British Columbia	Since November 2007	Nil
Marchand Snyman Chief Financial Officer and Director North Vancouver, British Columbia	Since August 2008	40,000 Common Shares 185,000 Options(6)
Ronald W. Thiessen President, CEO and Director West Vancouver, British Columbia	Since November 1995	2,095,838 Common Shares 331,500 Options (7)
Trevor Thomas Secretary Vancouver, British Columbia	Since February 2008	Nil Common Shares 25,260 Options (8)

– 29–	Annual Information Form

Notes:

1.	Messrs. Copeland, Cousens and Elliott each hold options to purchase 220,000 Common Shares at $5.00 per share expiring on February 2, 2014.

2.	Mr. Dickinson holds options to purchase 309,000 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014.

3.	Messrs. Elliott and Hallbauer each hold options to purchase 20,000 Common Shares at an exercise price of $3.00 per share expiring on October 27, 2013.

4.	Mr. Hallbauer holds options to purchase 137,500 Common Shares at $5.00 per share expiring on February 2, 2014.

5.

Mr. Kirk holds options to purchase 40,000 Common Shares at an exercise price of $5.35 per share expiring on August 22, 2013, 10,000 Common Shares at an exercise price of $3.00 per share expiring October 27, 2013 and 260,000 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014.

6.

Mr. Snyman holds options to purchase 50,000 Common Shares at an exercise price of $3.00 per share expiring on October 27, 2013 and 135,000 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014.

7.	Mr. Thiessen holds options to purchase 331,500 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014.

8.

Mr. Thomas holds options to purchase 1,760 Common Shares at an exercise price of $3.00 per share expiring on October 27, 2011 and 23,500 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2012.

9.

Mr. Fretwell holds options to purchase 7,000 Common shares at an exercise price of $3.00 per share expiring on October 27, 2013 and 160,000 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014.

10.	Certain of these shares are held by United Mineral Services, a private company that is wholly owned by Mr. Dickinson.

11.	Information was derived from insider reporting filings available at www.sedi.com.

At the annual general meeting of the Company held on June 10, 2009, directors listed above were reelected to a one-year term of office expiring at the next annual general meeting of Northern Dynasty, which is currently scheduled for June 2010. Several of the directors serve together on a number of boards of other publicly listed companies.

Although the directors oversee the management of the Company’s affairs, a cost sharing arrangement exists between a number of the public resource companies on which several of the directors serve pursuant to administrative and geological service agreements with Hunter Dickinson Services Inc. (“HDSI”), a private company which until recently was owned equally by several public companies, one of which was Northern Dynasty. HDSI provides executive, engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Based on insider reports filed on www.sedi.ca, as at March 29, 2010, the above directors and officers beneficially owned, directly or indirectly, or exercised control or direction over 8,869,437 common shares of the Company (9.5%), or 11,034,697 common shares on a fully diluted basis (11.2%) ..

The following committees have been established by the members of Northern Dynasty’s board of directors:

Committee	Membership
Audit Committee	David Elliott Gordon Fretwell Wayne Kirk
Compensation Committee	David Elliott Gordon Fretwell Wayne Kirk
Nominating and Governance Committee	David Elliott Gordon Fretwell Wayne Kirk
Pebble Limited Partnership Oversight Committee	Wayne Kirk

– 30 –	Annual Information Form

The mandate of each of these committees is more particularly described in Northern Dynasty’s corporate governance Policies and Procedures manual available on the Company’s website at www.northerndynastyminerals.com.

Principal Occupation and Other Companies Served by Current Directors of Northern Dynasty

DAVID J. COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Northern Dynasty and other companies for which Hunter Dickinson Services Inc. provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	January 2008	Present
Farallon Mining Ltd.	Director	December 1995	April 2009
Great Basin Gold Ltd.	Director	February 1994	March 2008
Heatherdale Resources Ltd.	Director, President and Chief Executive Officer	November 2009	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

– 31–	Annual Information Form

SCOTT D. COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. He is also a director of Hunter Dickinson Services Inc.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	Present
Farallon Mining Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Heatherdale Resources Ltd.	Director and Chairman	November 2009	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	October 2004	June 2009
	Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006

– 32–	Annual Information Form

Company	Positions Held	From	To
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Mining Ltd.	Director	July 1991	April 2007
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Heatherdale Resources Ltd.	Director	November 2009	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B. Comm., ICD.D. FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	April 2005	June 2009
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

– 33 –	Annual Information Form

GORDON J. FRETWELL, B.Comm. LLB. – Director

Gordon Fretwell holds a B.Comm. degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Bell Copper Corporation	Director	June 2001	Present
	Secretary	December 2008	Present
Benton Resources Corp.	Director	March 2005	Present
Continental Minerals Corporation	Director	February 2001	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Fronterra Copper Corporation	Director	February 2009	June 2009
Grandcru Resources Corp.	Director	December 2002	May 2008
ICN Resources Ltd. (formerly Icon Industries Limited)	VP of Legal Services	December 2000	March 2009
	Director	July 2004	March 2009
	Secretary	March 2009	Present
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Pine Valley Mining Corp.	Director	August 2003	September 2007
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	CFO	November 2005	January 2006

– 34 –	Annual Information Form

RUSSELL E. HALLBAUER, P.Eng. – Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in British Columbia. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of Hunter Dickinson Services Inc.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	April 2008	Present
Taseko Mines Limited	Director, President and Chief Executive Officer	July 2005	Present

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired attorney and consultant. With over 35 years of professional experience, Mr. Kirk also has over 9 years of senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

– 35 –	Annual Information Form

STEPHEN V. SCOTT, CPA – Director

Mr. Scott has over 20 years of experience in the mining industry, encompassing both international and domestic assignments. He is currently General Manager Commercial, Rio Tinto Exploration, Project Generation Group, a position that he has held since 2005. Between 2000 and 2005, he held other senior managerial positions within the Rio Tinto plc group. Rio Tinto plc owns, or controls indirectly through affiliates, approximately 19.4% of Northern Dynasty's outstanding shares. Mr. Scott is not an officer and/or director of any other public companies.

MARCHAND SNYMAN, CA(SA), CA(Aus) – Director, Chief Financial Officer

With over 14 years of progressive experience in the mining sector, Mr. Snyman was a director of Muratie Investments Pty Limited between 2003 and 2006, an Australian mining consultant providing advisory services to businesses in Australia, China, South Africa and the USA. Mr. Snyman was General Manager Corporate Finance and Development for Anglo Platinum Limited, the world's premier platinum producer from 1999 – 2002, responsible for managing diverse projects including joint venture negotiations, corporate tax structures and offshore corporate operations, having joined Anglo Platinum in 1996 as Corporate Finance Manager. Prior to that, he was a senior financial advisor for a multi-modal transportation company in South Africa. He is a director and Chief Operating Officer of Hunter Dickinson Services Inc.

Mr. Snyman is a member of the Institute of Chartered Accountants in Australia and of the South African Institute of Chartered Accountants.

Mr. Snyman is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	August 2008	Present
	Chief Financial Officer	August 2008	Present
Continental Minerals Corporation	Chief Financial Officer	January 2008	Present
Heatherdale Resources Ltd.	Chief Financial Officer	November 2009	Present

RONALD W. THIESSEN, CA – Director, President and Chief Executive Officer

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director and Chief Executive Officer of Hunter Dickinson Services Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

– 36 –	Annual Information Form

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	Present
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.	Director	July 1992	December 2006

– 37–	Annual Information Form

TREVOR THOMAS, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in house positions and is currently in-house counsel for Hunter Dickinson Services Inc. Prior to joining Hunter Dickinson Services Inc., he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Anooraq Resources Corporation	Assistant Secretary	November 2007	Present
Continental Minerals Corporation	Secretary	February 2008	Present
Farallon Mining Ltd.	Secretary	December 2007	Present
Heatherdale Resources Ltd.	Secretary	November 2009	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present
Taseko Mines Limited	Secretary	July 2008	Present

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Northern Dynasty is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer. This information has been provided by each director or officer, as the Company is unable to verify these statements independently.

Potential Conflicts of Interest

Directors of Northern Dynasty also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to such other companies. Furthermore, those other companies may participate in the same properties as those in which Northern Dynasty has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Northern Dynasty.

ITEM 11.    PROMOTERS

Not applicable.

– 38 –	Annual Information Form

ITEM 12.    LEGAL PROCEEDINGS

None.

ITEM 13.    INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transactions of the Company other than as set out herein.

Hunter Dickinson Services Inc. (“HDSI”) is a private company which until recently was owned equally by several public companies, one of which was Northern Dynasty. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008. During the year ended December 31, 2009, the Company paid HDSI approximately $1.6 million (2008 – $1.3 million) for their services rendered and $0.6 million (2008 – $0.9 million) for third party costs incurred on the Company’s behalf. Certain members of the company’s senior management are employed by HDSI rather than by Northern Dynasty directly.

To the knowledge of management, the following parties own more than 10% of the Company’s outstanding voting securities:

1) Rio Tinto

In 2006, the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”) for $10.00 per share for proceeds of approximately $87 million. Kennecott received a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reaches 19.9% of the Company’s outstanding share capital. In January 2007, Northern Dynasty was advised by Galahad Gold plc (“Galahad”), a significant shareholder of the Company that QIT-Fer Et Titane Inc., an affiliate of Rio Tinto, agreed to purchase 9.4 million shares of Northern Dynasty from Galahad at a price of $10 per share. The share purchase, which closed February 1, 2007, increased Rio Tinto’s indirect ownership in Northern Dynasty to approximately 19.79% at the time. Currently, the holding represents approximately 19.4% .

2) Mitsubishi Corporation

On February 14, 2008, the Company was advised that Mitsubishi Corporation had acquired an aggregate of 8,296,108 shares in the open market for a total shareholding in Northern Dynasty of 9.0% . Further purchases of common shares in the Company were made by Mitsubishi Corporation increasing its shareholding to 10,179,800 common shares or 11% as of March 8, 2010 based on filings made with the United States Securities and Exchange Commission.

– 39 –	Annual Information Form

ITEM 14.    TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

ITEM 15.    MATERIAL CONTRACTS

The Company has the following material contracts that is in effect during the fiscal year ended December 31, 2009:

1)

Pebble Limited Partnership Agreement between Pebble Mines Corp., Anglo American US (Pebble) LLC, and Northern Dynasty Partnership, dated for reference July 31, 2007, originally filed on SEDAR on March 26, 2008, and re-filed on March 31, 2010. The particulars of this material contract are described under Item 5. Description of Business – “Limited Partnership with Anglo American”.

2)

Stockholders’ Agreement by and among Anglo American US (Pebble) LLC, Northern Dynasty Partnership, and Pebble Mines Corp, dated for reference July 31, 2007, originally filed on SEDAR on March 26, 2008, and re-filed on March 31, 2010. The particulars of this material contract are described under Item 5. Description of Business – “Limited Partnership with Anglo American”.

3)

Corporate Services Agreement between Hunter Dickinson Services Inc. and Northern Dynasty Minerals, dated for reference June 1, 2008, and filed on SEDAR on April 17, 2009. The particulars of this material contract are described under Item 13. Interest of Management and Others in Material Transactions.

ITEM 16.    INTERESTS OF EXPERTS

Mark Rebagliati, P.Eng., James Lang, P.Geo., Eric Titley, P.Geo., David Rennie, P.Eng., David Gaunt, P.Geo., Lawrence Melis, P.Eng., Derek Barratt, P.Eng., and Stephen Hodgson, P.Eng., are each persons

(a)

who are named as having prepared, or co-prepared, a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and

(b)	whose profession or business gives authority to the report made by him.

Each of Messrs. Rebagliati, Lang, Titley, Rennie, Gaunt, Melis, Barratt and Hodgson hold interests in the common shares of the Company, directly or indirectly, or through stock options, representing less than 1% of the Company's outstanding share capital.

– 40 –	Annual Information Form

ITEM 17.    ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements of the Company, available on SEDAR at www.sedar.com.

The following documents can be obtained upon request from Northern Dynasty’s Shareholder Communication Department by calling (604) 684-6365:

(i)	this AIF, together with any document incorporated herein by reference;
(ii)

the Annual Report of the Company and any interim consolidated financial statements filed with Securities Commissions subsequent to the audited consolidated financial statements for the Company's most recently completed financial year; and

(iii)	the Proxy Circular for the annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 18.    DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

ITEM 19.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Management’s Report on Internal Control over Financial Reporting

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“ICFR”) is a process designed by, or under the supervision of the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

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  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decisions-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on their assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2009. Deloitte & Touche LLP as stated in their report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Annual Information Form.

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ITEM 20.    AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.   AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. David Elliott is a member of the audit committee of the Company who qualifies as an audit committee "financial expert" based on his education and experience. Mr. Elliott is "independent", as that term is defined by the rules of Canadian National Instrument 58-101 the rules of the NYSE Amex. Mr. Elliott is an accredited Chartered Accountant in Canada.

B.   CODE OF ETHICS

The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics was attached as an exhibit to the Company's Annual Report on Form 20-F filed in June 2005. The Code of Ethics was updated in 2007 and again in 2009 and is publicly available on the Company’s website at www.northerndynastyminerals.com.

C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Year ended	Year ended
	December 31,	December 31,
Services:	2009	2008
Audit Fees	$226,000	$85,000
Audit-Related Fees(1)	–	–
Tax Fees	–	–
All Other Fees	–	–
	$226,000	$85,000

Note:

(1)

"Audit–Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(2)

During the year ended December 31, 2009, the Company appointed Deloitte and Touche LLP as its auditors. Fees disclosed for the year ended December 31, 2009 are to Deloitte and Touche LLP. Fees disclosed for the year ended December 31, 2008 are to its previous auditors, DeVisser Gray LLP.

From time to time, management of the Company recommends to and requests approval from the audit committee for audit and non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the non-audit services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the non-audit services requested and the fees related to such services could impair the independence of the auditors.

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ITEM 21.        OFF BALANCE SHEET ARRANGEMENTS

None.

ITEM 22.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.